UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Intelligroup, Inc.

(Name of Issuer) Common Stock, $0.01 par value

(Title of Class of Securities) 45816A106

(CUSIP Number) Venture Tech Assets Ltd. 4 Whitcome Mews Richmond TWP 4BT United Kingdom Attention: Sandeep Reddy

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 31, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1.	Name of Reporting Person: Venture Tech Assets Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): □

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power: 10,849,084

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 10,849,084

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,947,122 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 62.1%

14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 6 herein. Includes 15,098,038 shares of common stock held by SB Asia Infrastructure Fund L.P. (“SAIF”) and 10,849,084 shares of common stock held by Venture Tech Assets Ltd. (“Venture Tech”). Venture Tech is a party to (i) a Common Stock Purchase Agreement, dated as of September 29, 2004 as amended March 21, 2005 (the “2004 Purchase Agreement”), by and among Intelligroup, Inc. (the “Company”), SAIF and Venture Tech and (ii) a Common Stock Purchase Agreement, dated as of March 30, 2006, by and among the Company, SAIF and Venture Tech (the “2006 Purchase Agreement”, and together with the 2004 Purchase Agreement, the “Purchase Agreements”). The Purchase Agreements provide for, under certain conditions, the designation by SAIF and Venture Tech of up to five members of the board of directors of the Company. By virtue of the Purchase Agreements, Venture Tech may be deemed a group with SAIF within the meaning of Section 13(d)(3) of the Act, and as a result, to have beneficial ownership of the 15,098,038 shares of common stock beneficially owned by SAIF. Venture Tech disclaims such beneficial ownership.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of Intelligroup, Inc., a New Jersey corporation (the “Company”). The address of the principal executive offices of the Company is 499 Thornall Street, Edison, NJ 08837. This Amendment No. 2 (this “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Venture Tech on October 13, 2004, as amended by Amendment No. 1 filed with the SEC on July 7, 2005 (the “Statement”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

“Venture Tech Assets Ltd., a British Virgin Islands corporation (“Venture Tech”). The address of the principal business and principal office of Venture Tech is 4 Whitcome Mews, Richmond TWP 4BT, United Kingdom. There are no executive officers of Venture Tech. The sole director of Venture Tech is Sandeep Reddy. The sole stockholders of Venture Tech are Sandeep Reddy and Kartheek Raju.

The business address of Sandeep Reddy is 15/102 Rochester Row, London SW1P 1JP, United Kingdom.

To the best of Sandeep Reddy’s knowledge, none of the persons named in this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the best of Sandeep Reddy’s knowledge, none of the persons named in this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sandeep Reddy is a citizen of India.”

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read in its entirety as follows:

“On September 29, 2004, pursuant to the 2004 Purchase Agreement, Venture Tech purchased 5,882,353 shares of Common Stock for an aggregate purchase price of approximately $5,000,000.05 in cash.

On June 21, 2005, Venture Tech purchased 1,633,397 shares of Common Stock through a broker in an open market transaction, for an aggregate purchase price of approximately $1,960,076.40 in cash.

On March 31, 2006, pursuant to the 2006 Purchase Agreement, Venture Tech purchased 3,333,334 shares of Common Stock for an aggregate purchase price of approximately $5,000,000.00 in cash.

The source of funds used by Venture Tech to purchase the Common Stock are corporate funds of Venture Tech.”

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to read in its entirety as follows:

“Venture Tech acquired and continues to hold the Common Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to their investment decisions, the Reporting Person may purchase additional stock in the open market or in private transactions. Depending on these same factors, the Fund may sell all or a portion of the Common Stock in private transactions or in the open market.

In addition, in connection with the purchase of an aggregate of 9,215,687 shares of Common Stock, Venture Tech entered into the Purchase Agreements (as described in Item 6 below), which contain provisions regarding, among other things, the acquisition and registration of Common Stock as well as certain provisions regarding the composition of the Company’s board of directors (the “Board”).

In addition, in connection with the sale of 5,882,353 shares of its Common Stock under the 2004 Purchase Agreement, the Company was not compliant with the shareholder approval, proxy solicitation and listing of additional share requirements as set forth in the Nasdaq Marketplace Rules 4350(i)(1)(B); 4350(i)(1)(D) and 4310(c)(17), respectively. On September 29, 2004, the Company received a notice from the Nasdaq Hearings Department stating that the Listing Qualifications Panel (the “Panel”), which was presently considering the Company’s continued listing on The Nasdaq National Market in light of the Company’s failure to timely file its periodic report on Form 10-Q for the second quarter of 2004, would also consider the Company’s additional deficiencies with the Nasdaq listing requirements in rendering a decision regarding the Company’s continued listing on The Nasdaq National Market. The Company is no longer traded on the Nasdaq National Market.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D of the Act.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read in its entirety as follows:

“The aggregate number of shares of Common Stock that Venture Tech may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 25,947,122 (consisting of 10,849,084 shares of Common Stock owned by Venture Tech and 15,098,038 shares of Common Stock owned by SAIF), which constitutes approximately 62.1% of the outstanding Common Stock.

By virtue of the Purchase Agreements, the Reporting Persons may be deemed to be a group with SAIF within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Common Stock beneficially owned by SAIF. Venture Tech disclaims such beneficial ownership.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated to read in its entirety as follows:

“The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

PURCHASE AGREEMENTS. In connection with Venture Tech’s purchase of an aggregate of 9,215,687 shares of Common Stock, the Company, the SAIF and Venture Tech entered into the Purchase Agreements. The Purchase Agreements provide that the SAIF and Venture Tech shall be entitled to appoint up to five members of the Company’s board of directors as detailed below:

•	One individual shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 10% of the outstanding Common Stock).

•	Two individuals shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 15% of the outstanding Common Stock).

•	Three individuals shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 20% of the outstanding Common Stock).

•	Four individuals shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 40% of the outstanding Common Stock).

•	Five individuals shall be designated by SAIF and Venture Tech (for so long as SAIF, Venture Tech and/or their Affiliates (as defined therein), as the case may be, holds in aggregate at least 50% of the outstanding Common Stock).

The Company shall recommend the election of the directors designated by SAIF and Venture Tech (the “Investor Directors”) at each meeting of shareholders where the election of directors is considered and shall use its best efforts to cause the Investor Directors to be elected and re-elected to the Board.

SAIF and Venture Tech shall have the right to remove or replace any of the Investor Directors by giving notice to such Investor Director and the Company, and the Company shall use its best efforts to effect the removal or replacement of any such Investor Director.

In addition, unless prohibited by applicable law, SAIF and Venture Tech shall have the right to have two Investor Directors, as determined by SAIF and Venture Tech, be members of each committee of the Board, and the Company shall use its best efforts to appoint and maintain such Investor Directors on each committee of the Board, as requested by SAIF and Venture Tech. Any Investor Director who is not a member of a committee of the Board shall have the right to attend all meetings of such committee as a non-voting observer.

Until the date that neither SAIF, Venture Tech nor their Affiliates (as defined therein) holds at least 15% of the outstanding Common Stock, the Company is prohibited by the Purchase Agreements from taking any of the following actions without the approval of a majority of the aggregate number of Common Stock held by SAIF, Venture Tech and/or their Affiliates (as defined therein):

•	purchase or redeem any securities of the Company other than pro rata from all stockholders pursuant to a tender offer;

•	sell, transfer or otherwise dispose of all or substantially all of the Company’s assets or take any action which results in the holders of the Common Stock prior to the transaction owning less than 80% of the voting power of the Company’s capital stock after the transaction;

•	take any action that may result in the Common Stock ceasing to be registered pursuant to Section 12 of the Exchange Act;

•	amend the Company’s articles of incorporation or bylaws;

•	issue any equity securities senior to the Common Stock (including as to liquidation, dividends or participation in earnings);

•	issue any common stock or securities convertible into or exercisable for Common Stock other than to employees, directors or other service providers pursuant to plans approved by the Board;

•	liquidate or dissolve the Company;

•	declare or pay any dividends;

•	change the authorized number of directors; or

•	agree to do any of the foregoing.

The Purchase Agreements also provides for additional rights of the Common Stock held by the SAIF and Venture Tech, including the following:

•	RIGHT OF FIRST OFFER: For so long as SAIF, Venture Tech and/or their Affiliates hold at least 10% of the outstanding Common Stock, the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or the Company’s subsidiaries’ equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Stock or Common Stock equivalents, unless the Company shall have first offered such equity securities to SAIF and Venture Tech.

•	INSPECTION RIGHTS: SAIF and Venture Tech shall have the right to visit and inspect any of the properties of the Company or any of its subsidiaries at such reasonable times and as often as may be reasonably requested

•	REPORTS. So long as SAIF, Venture Tech and/or their Affiliates continue to hold at least 10% of the outstanding Common Stock, upon the request of SAIF and Venture Tech, the Company shall provide Purchasers with all materials submitted to the Board at the same time and in the same manner as such materials are provided to the directors.

•	FURNISHING OF INFORMATION. The 2004 Purchase Agreement provides that beginning with the filing of the 10-K for the year ending December 31, 2004, for as long as either SAIF or Venture Tech owns any of the shares of Common Stock purchased pursuant to the Purchase Agreements, the Company agrees to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after September 29, 2004 pursuant to the Act. Upon the request of either SAIF or Venture Tech, the Company shall deliver to such requestor a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. On and after the filing of the 10-K for the year ending December 31, 2004, for as long as either SAIF or Venture Tech owns any of the shares of Common Stock purchased pursuant to the Purchase Agreement, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to SAIF and/or Venture Tech and make publicly available in accordance with paragraph (c) of Rule 144 such information as is required for SAIF and/or Venture Tech to sell its shares of Common Stock purchased pursuant to the Purchase Agreement under Rule 144. The Company further agrees that on and after the filing of the 10-K for the year ending December 31, 2004, it will take such further action as any holder of the shares of Common Stock purchased pursuant to the Purchase Agreement may reasonably request to satisfy the provisions of Rule 144 applicable to the issuer of securities relating to transactions for the sale of securities pursuant to Rule 144.

•	REGISTRATION RIGHTS: The Company is required to register for re-sale, in a shelf registration, the Common Stock held by SAIF and Venture Tech in the public markets. SAIF and Venture Tech also have piggy-back registration rights to include Common Stock in any registration statement the Company files on its own behalf or on behalf of other shareholders.

References to, and descriptions of, the Purchase Agreements in this Item 6 are qualified in their entirety by reference to the copy of the 2004 Purchase Agreement which was included as Exhibit 1 to this statement filed on October 13, 2004, and to the copy of the Amendment No. 1 to the Common Stock Purchase Agreement, dated as of March 21, 2005, by and among the Company, the Fund and Venture Tech, which is filed as Exhibit 2 to this Amendment No. 2 and the 2006 Purchase Agreement, which is filed as Exhibit 3 to this Amendment No. 2 and which are incorporated by reference in this Item 6 in their entirety where such references and descriptions appear.

Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock owned by Reporting Persons.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 – Purchase Agreement, dated September 29, 2004, by and among the Company, the Fund and Venture Tech, filed with the original Statement on October 13, 2004.

Exhibit 2 – Amendment No. 1 to the Common Stock Purchase Agreement, dated as of March 21, 2005, by and among the Company, the Fund and Venture Tech, filed herewith.

Exhibit 3 – Purchase Agreement, dated March 30, 2006, by and among the Company, the Fund and Venture Tech, filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 4, 2006

VENTURE TECH ASSETS LTD.

April 4, 2006

Date

/s/ Sandeep Reddy

Signature

Sandeep Reddy, Director

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)